SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )1
Clovis Oncology, Inc.
(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
189464100
(CUSIP Number)
Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of theAmericas
Princeton, NJ 08542	New York, NY 10036
Attn:Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 21, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189464100                                                                                                                      Page 2 of 8 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Partners VII, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,990,937
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,990,937
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,990,937
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 189464100                                                                                                                      Page 3 of 8 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) DP VII Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 51,013
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 51,013
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,013
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 189464100                                                                                                                      Page 4 of 8 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Associates, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,758
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 32,758
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,758
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 189464100                                                                                                                      Page 5 of 8 Pages

SCHEDULE 13D

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Clovis Oncology, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 2525 28th Street, Suite 100, Boulder, CO  80301.

Item 2.            Identity and Background.

(a)           This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  Domain Partners VII, L.P., a Delaware limited partnership ("DP VII"), DP VII Associates, L.P., a Delaware limited partnership ("DP VII A"), and Domain Associates, L.L.C. ("DA") (each, a "Reporting Person" and collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c)      The principal business of each of DP VII and DP VII A is that of a private investment partnership.  The sole general partner of DP VII and DP VII A is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company (“OPSA VII”).  The principal business of OPSA VII is that of acting as the general partner of DP VII and DP VII A.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, and Nicole Vitullo are the managing members of OPSA VII.

The principal business of DA is that of an investment manager.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, Nicole Vitullo and Kim P. Kamdar are the managing members of DA.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, L.L.C., One Palmer Square, Princeton, New Jersey  08542.

(d)–(e)     During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

On November 15, 2011, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-175080) in connection with its initial public offering of 9,300,000 shares of Common Stock (the "IPO") was declared effective. The closing of the IPO took place on November 21, 2011, and at such closing   DP VII and DP VII A purchased an aggregate 931,683 shares of Common Stock at the IPO price of $13.00 per share.  The source of funds for such purchase was the working capital of DP VII and DP VII A.

CUSIP No. 189464100                                                                                                                      Page 6 of 8 Pages

Item 4.            Purpose of Transaction.

DP VII and DP VII A purchased additional Common Stock of the Issuer for investment purposes.  James C. Blair is a Director of the Issuer and is a managing member of  OPSA VII and DA, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer.

The information below is based on a total of 21,675,757 shares of Common Stock expected by the Issuer to be outstanding after the closing of the IPO on November 21, 2011.

(a)           DP VII directly beneficially owns 2,990,937 shares of Common Stock, or approximately 13.8% of the Common Stock outstanding.  DP VII A directly beneficially owns 51,013 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.  OPSA VII, as the general partner of DP VII and DP VII A, may be deemed to indirectly beneficially own the securities directly beneficially owned by DP VII and DP VII A.

DA directly beneficially owns 32,758 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

James C. Blair directly beneficially owns 12,413 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase 12,413 shares of Common Stock, at an exercise price of $11.02 per share, which was granted on August 24, 2011 and expires on August 24, 2021.

(b)           The managing members of OPSA VII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VII and DP VII A.  The managing members of DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DA.  Each of the managing members of OPSA VII and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VII and/or DA, in the securities owned by DP VII, DP VII A and/or DA.

(c)           Not Applicable

(d)           Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.            Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 189464100                                                                                                                      Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2011

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/Kathleen K. Schoemaker
Managing Member

CUSIP No. 98978L105                                                                                                                     Page 8 of 8 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  November 21, 2011

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/Kathleen K. Schoemaker
Managing Member